NanoVibronix, Inc.

969 Pruitt Place

Tyler TX 75703

May 14, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Jane Park

Re:

NanoVibronix, Inc.

Registration Statement on Form S-1

Originally filed on February 14, 2025, as amended on April 22, 2025, April 29, 2025, May 12, 2025, and May 14, 2025

File No. 333-284973 (as amended, the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, NanoVibronix, Inc. (the “Company”), hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:00 p.m., Eastern Time, on May 14, 2025, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

Nanovibronix, Inc.

By:	/s/ Stephen Brown
Stephen Brown
Chief Financial Officer

cc:	Alla Digilova, Esq., Haynes and Boone, LLP